                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO.3)

                                  ORETECH, INC.
                                  -------------
                                (Name of Issuer)

                         Common Stock, $0.001 Par Value
                         ------------------------------
                         (Title of Class of Securities)

                                   686156 10 0
                                   -----------
                                 (CUSIP Number)

                               David E. Wise, Esq.
                               432 Glorietta Blvd.
                               Coronado, CA 92118
                                 (619) 437-4132

   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                 March 31, 2004
                                 --------------
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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                                  SCHEDULE 13D

CUSIP NO.: 686156 10 0                                         PAGE 2 OF 5 PAGES

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   1 NAMES OF REPORTING PERSONS                             H. Stephen Shehane

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
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   2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (SEE INSTRUCTIONS)
                                                                         (a) [ ]
                                                                         (b) [X]
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   3 SEC USE ONLY

--------------------------------------------------------------------------------
   4 SOURCE OF FUNDS (SEE INSTRUCTIONS)                            PF      OO

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   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)    [ ]

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   6 CITIZENSHIP OR PLACE OF ORGANIZATION                         United States

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     NUMBER OF SHARES BENE-       7 SOLE VOTING POWER       12,316,456 shares of
     FICIALLY OWNED BY                                      Common Stock
     EACH REEPORTING PERSON WITH:
                                  8 SHARED VOTING POWER         80,000 shares of
                                                            Common Stock

                                  9 SOLE DISPOSITIVE POWER  12,316,456 shares of
                                                            common Stock

                                 10 SHARED DISPOSITIVE POWER 80,000 shares of
                                                             Common Stock

--------------------------------------------------------------------------------
  11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                            12,316,456 shares of
                                                            Common Stock

--------------------------------------------------------------------------------
  12 CHECK THE BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS) [  ]

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  13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11).          34.46 % of
                                                                  Common Stock
--------------------------------------------------------------------------------
  14 TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)                      IN

--------------------------------------------------------------------------------

                                       2


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                                  Schedule 13D
                           --------------------------

CUSIP NO.:        686156 10 0

ITEM 1.           SECURITY AND ISSUER
-------           -------------------

This statement relates to the common stock, $0.001 par value, of Oretech, Inc., a Nevada corporation ("Oretech" or the "Issuer"). The address of Oretech's principal office is 309 State Docks Road, Phenix City, Alabama 36869.

ITEM 2.           IDENTITY AND BACKGROUND
-------           -----------------------

         (a)      Name
                  ----

                  H. Stephen Shehane

         (b)      Business Address
                  ----------------

                  309 State Docks Road, Phenix City, Alabama 36869.

         (c)      Present Principal Occupation
                  ----------------------------

                  Mr. Shehane is the Deputy Chairman of the Board and a Director of Oretech, having been elected to such offices effective March 31, 2003.

         (d) During the last five years, Mr. Shehane has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, Mr. Shehane has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)      Citizenship
                  -----------

                  United States.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
-------           -------------------------------------------------

                  Mr. Shehane owned shares in Oretech Corporation, which corporation was acquired by Oretech effective March 31, 2003. Mr. Shehane's shares in Oretech Corporation were exchanged for 12,000,000 shares of Oretech Common Stock as part of said acquisition. In addition, Mr. Shehane purchased 668 shares on October 16, 2002 (adjusted for a 1 share for 5 shares reverse split in December 2002 and a 1 share for 10 shares reverse split in April 2003) for an adjusted purchase price of $5.25 using his personal funds. On April 15, 2003, Mr. Shehane purchased 126 shares for a purchase price of $16.53 per share using his personal funds. On April 30, 2003, Mr. Shehane purchased 150 shares for a purchase price of $8.00 per share using his personal funds. On May 22, 2003, Mr. Shehane purchased an additional 200 shares for a purchase price of $5.00 per share using his personal funds. On August 13, 2003, Mr. Shehane purchased an additional 500 shares for a purchase price of $3.75 per share using his personal funds.

                  On October 8, 2003, Mr. Shehane and his wife, Wendy S. Shehane, purchased 20,000 "Units" from Oretech at a price of $5.00 per Unit. These Units were acquired by Mr. and Mrs. Shehane pursuant to Oretech's Private Placement Memorandum in a Rule 506 Transaction. Each "Unit" is comprised of two(2) shares of Common Stock, one(1) Class A Warrant (to purchase one share of Common Stock at an exercise price of $1.75 per share until October 7, 2004) and one(1) Class B Warrant (to purchase one share of Common Stock at an exercise price of $2.00 per share until October 7, 2005). These securities were acquired with the use of personal funds of Mr. and Mrs. Shehane.

                  On December 30, 2003, Mr. Shehane acted as a co-guarantor of a $350,000 Promissory Note issued by Oretech to a bank. Mr. Shehane received 10,500 shares of Oretech common stock in consideration of such guarantee. The issuance of the common stock was formally approved by the Board of Directors on January 7, 2004.

                  Effective March, 31, 2004, Mr. Shehane received 226,000 shares of common stock in Lieu of accrued salary and director related fees from 2002 through March 31, 2004.

                  Effective June 30, 2004, Mr. Shehane received an additional 38,312 shares of common Stock in lieu of accrued salary and director related fees from April 1, 2004 through June 30, 2004.

                                  Schedule 13D
                             -----------------------

CUSIP NO.:        686156 10 0

ITEM 4.           PURPOSE OF TRANSACTION
-------           ----------------------

                  Mr. Shehane acquired 12,000,000 shares of Common Stock as a consequence of the acquisition described in Item 3 above, the 1,664 additional shares of Common Stock as described in Item 3, above, the additional 40,000 shares of Common Stock, the 20,000 Class A Warrants and the 20,000 Class B Warrants, as described in Item 3, above, an additional 10,500 shares of Common Stock in exchange for his personal guarantee of a note issued by Oretech to a bank, as described in Item 3, above,and the 226,000 shares and 38,312 shares as described above in
                  Item 3,and all of such securities were acquired for investment purposes. Mr. Shehane currently has no plans or proposals that relate to or would result in:

                  (a) The acquisition by any person of additional securities of Oretech or the disposition of securities of Oretech;

                  (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Oretech or any of its subsidiaries;

                  (c) A sale or transfer of a material amount of assets of Oretech or any of its subsidiaries;

                  (d) Any change in the present board of directors or management of Oretech, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

                  (e) Any material change in the present capitalization or dividend policy of Oretech;

                  (f) Any other material change in Oretech's business or corporate structure;

                  (g) Changes in Oretech's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Oretech by any person;

                  (h) Causing a class of securities of Oretech to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

                  (i) A class of equity securities of Digital Bridge becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

                  (j)      Any action similar to any of those enumerated above.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER
-------           ------------------------------------

         (a)      Aggregate Number and Percentage of Securities

                  According to the most recently available information, there are approximately 35,743,712 shares of Common Stock outstanding. Mr. Shehane beneficially owns 12,316,456 shares of Common Stock or approximately 34.46% of the outstanding shares.

                                       4

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         (b)      Power to Vote and Dispose

                  Mr. Shehane has sole power to vote, or to direct the voting of, and the sole power to dispose or to direct the disposition of the 12,316,456 shares of the Common Stock owned directly by him. In addition, Mr. Shehane shares with his wife, Wendy S. Shehane, (i)the power to vote, or to direct the voting of, and
                  (ii)the power to dispose or to direct the disposal of, an additional 80,000 shares of Common Stock

         (c)      Transactions within the Past 60 Days

                  Mr. Shehane has not engaged in any transactions in Common Stock of Oretech during the past sixty days other than the transactions described in Item 3 and Item 4.

         (d)      Certain Rights of Other Persons

                  Not applicable.

         (e)      Not applicable.

ITEM 6.           CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
-------           -------------------------------------------------------------
                  RESPECT TO SECURITIES OF THE ISSUER
                  -----------------------------------

                  Not applicable.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS
-------           --------------------------------

                  Not applicable.

SIGNATURES
----------

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                               August 2, 2004
                                               (Date)

                                               /s/ H. Stephen Shehane
                                               ----------------------

                                               Signature

                                               H. Stephen Shehane
                                               ----------------------
                                               Name

                                       5